UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 30, 2022

In the Matter of

Delphi Growth Capital Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-261862

     Delphi Growth Capital Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

     Delphi Growth Capital Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

     In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 30, 2022.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief